Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Banknorth Group, Inc.
Commission File No.: 001-31251

          This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” “and other similar expressions. Such statements are based upon the current beliefs and expectations of TD Bank Financial Group’s and Banknorth Group, Inc.’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.’s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause TD Bank Financial Group’s and Banknorth Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 40-F for TD Bank Financial Group and the 2003 Annual Report on Form 10-K of Banknorth Group, Inc. and other documents filed by TD Bank Financial Group and Banknorth Group, Inc.’s with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

          This communication is being made in respect of the proposed merger transaction involving the acquisition by TD Bank Financial Group of 51% of the outstanding common stock of Banknorth Group, Inc. In connection with the proposed transaction, TD Bank Financial Group and Banknorth Group, Inc. filed a combined registration statement on Form F-4 and S-4 containing a preliminary proxy statement/prospectus for the shareholders of Banknorth Group, Inc. with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the preliminary proxy statement/prospectus regarding the transaction and the definitive proxy statement/prospectus when it becomes available, as well as any other relevant documents carefully in their entirety because they will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about TD Bank Financial Group and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030, or to Banknorth Group, Inc., Two Portland Square, P.O. Box 9540, Portland, ME 04112-9540, Attention: Investor Relations (207) 761-8517.

          TD Bank Financial Group, Banknorth Group, Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Bank Financial Group’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2003, which was filed with the Securities and Exchange Commission on December 15, 2003, its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004 and the above-referenced Registration Statement on Form S-4/F-4, which was filed with the SEC on October 4, 2004 and amended on November 16, 2004. Information regarding Banknorth Group, Inc.’s directors and executive officers is available in Banknorth’s proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form S-4/F-4, which was filed with the SEC on October 4, 2004 and amended on November 16, 2004, and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

          The following is a transcript of an earnings conference call that is going to be available on TD Bank Financial Group’s website.

***

Q4 2004 Earnings Conference Call

Q4 2004
EARNINGS CONFERENCE CALL

CORPORATE PARTICIPANTS

Ed Clark	President & CEO
Dan Marinangeli	EVP & CFO
Bob Dorrance	Chairman & CEO, TD Securities
Bill Hatanaka	EVP, Wealth Management
Bharat Masarani	EVP, Risk Management
Andrea Rosen	President, TD Canada Trust

PRESENTATION

  Dan Marinangeli — TD Bank Financial Group — EVP & CFO

Slide 1

  Welcome to the TD Bank Financial Group’s fourth quarter 2004 investor presentation. My name is Dan Marinangeli, and I’m the CFO of the bank. This meeting is being webcast in audio and video, as well as a telephone conference call. With us today is Ed Clark, the Bank’s CEO, who will give an overview of the year-end and the quarter. Following Ed’s remarks, I will cover our operating performance in more depth. After my presentation, we will entertain questions from those present, as well as prequalified analysts and investors on the phones.

Also present today to answer your questions is Bob Dorrance, Chairman and CEO of TD Securities; Andrea Rosen, President of TD Canada Trust; Bill Hatanaka, EVP of Wealth Management; and Bharat Masrani, EVP of Risk Management.

Slide 2

I would like to note that this presentation may contain forward-looking statements, and we draw your attention to the slide concerning forward-looking statements at the beginning of our formal presentation. Ed?

  Ed Clark — TD Bank Financial Group — President & CEO

  Thanks, Dan. Good afternoon everyone. Thank you for joining us to discuss the fourth quarter results and the year-end results. I’m going to concentrate my remarks on the year as a whole, limiting my comments on the fourth quarter results to their implications with respect to our jumping-off point for next year.

While I know I am noted for emphasizing issues rather than reciting our accomplishments – and I want to assure everyone I haven’t had a personality transformation and will continue to worry more about our weaknesses than our strengths – I have to say it’s been quite a year:

à	adjusted earnings for the year up 26% from last year – Dan is going to elaborate on the adjusting items in his presentation;

à	economic profit up from a loss last year to $1.1 billion this year;

à	each of our three segments with double-digit earnings growth: TD Canada Trust – 16%, Wealth Management – 45%; and TD Securities – 11%;

à	the non-core portfolio virtually eliminated, one year early;

à	$655 million of sectorals and $67 million of generals released;

à	net tangible common equity up from 6.9% to 9.0%, freeing up $1.6 billion in common equity to reinvest and diversify earnings;

à	dividends up 17%;

à	7.6 million shares repurchased; and

à	a successful agreement to acquire 51% of Banknorth.

Now, it’s clearly great that we have been operating in an environment that is more benign to downward risk, but I also think it’s fair to say our management team took advantage of this environment to deliver excellent results for our shareholders.

I did have some disappointments in the year:

à	Our total shareholder return of 14.8%, while excellent, lagged our peer average partly because our performance last year at 53% was so good it left us with a high starting base. If you take the two years together, our average total shareholder return was 32.5%, higher than the peer average.

à	Our second disappointment was with our P/E ratio, which still doesn’t reflect a premium to our peers, despite our lower risk profile and excellent growth prospects. There has been a very benign credit environment and it is tough to be rewarded in such an environment for a low risk strategy. In the end, the market is going to reflect our performance and prospects so we, as a management team, have a simple job: clearly demonstrate that we can produce better quality earnings with a lower risk profile than our peers and that we can grow these earnings. When that occurs, then our shareholders will be further rewarded.

Turning now to the business segments.

Starting with personal and commercial bank, I know our strategy may seem simple and many people find it boring and because of that I think the accomplishments of our personal and commercial business are overlooked. But the truth of the matter is that we said we would have the retail bank deliver 30% growth over a three-year period and we’ve done it in two years. This year, as I mentioned, we had 16% growth over 2003. Net income in the fourth quarter of 2004 was a record and is the eighth consecutive quarter of double-digit earnings growth for the retail bank, no small feat in this highly competitive, slow growth, domestic environment.

Total revenue grew 6.2% over last year, 4.0% excluding acquisitions while achieving a revenue-expense gap of 2.0% before acquisitions. Our credit losses were down 19%, partially explained by the difference in the rate of growth of our unsecured lending versus those of our peers – a truly mixed blessing.

Our performance reflects solid growth in our core retail business and great performance in insurance. This year’s revenue is also driven by our acquisition of the Laurentian Bank branches and the property and casualty operations of Liberty Mutual, both of which were integrated successfully this year. As importantly, TD Canada Trust continues to show good control over day-to-day expenses, extracting savings from integration synergies, disciplined pricing and margin management, as well as an aggressive investment program in initiatives that will permanently lower costs and improve service in the long-run.

Our major disappointment this year has been our failure to turn around our decline in secured lending market share. This disappointment is tempered by the fact that our volume growth in this area was very strong – up 10.3% – and we have stabilized margins and had excellent overall revenue growth. But we will not be satisfied until we stem the erosion.

Next year our focus will continue to be:

à	grow our under-penetrated businesses;

à	make life simpler, easier and faster for our staff to better serve our customers;

à	grow our core relationships; and

à	outperform our competition in revenue and profit.

Wealth management also had a great year, but one characterized by a better first half than second half as discount brokerage volumes fell off. This shouldn’t obscure the great progress we have made in:

à	revamping our advice model;

à	growing our mutual fund area – we were #2 in net long-term sales two years in a row; and

à	lowering our break-even position in TD Waterhouse.

As we head into 2005, clearly TD Waterhouse is dependent on trading volumes, and if the early November numbers are any indication of the year, volume is again trending up. Additionally, we expect to start reaping revenue and expense benefits from our significant investments in building out the integrated infrastructure. Throughout the course of next year this business will continue to focus on attracting new customers and growing assets, particularly in the advice-based businesses.

And now to wholesale banking. Wholesale banking had an excellent year, surpassing last year’s earnings on lower capital and with reduced risk. As we previously indicated, the wholesale business is traditionally stronger in the first half of the year than in the second and 2004 proved no exception. Although this quarter TD Securities managed to match its fourth quarter 2003 earnings performance, I would characterize this quarter’s performance as weaker than the comparable period last year. Seasonality combined with weaker capital markets and continued sluggish demand for corporate loans produced revenue declines across the board this past quarter. On the positive side, lower revenue was offset by a reduction in expenses, but I would not consider this quarter’s efficiency ratio as a run rate as we move into next year.

I would like to address, as it pertains to us, what appears to be a general concern for banks next year and that is the concern that bank earnings this year benefited from large recoveries and that this level of recoveries will not be repeatable next year.

For us the earnings we reported in our wholesale bank this year were not boosted by recoveries because all recoveries we experienced this year flowed through our non-core portfolio via the sectoral allowance and sectoral releases. Therefore, our wholesale segment is not facing the prospect of lower recoveries being the cause for higher PCL expense in the near term.

Second, given our lower risk strategy and the high quality of our loan portfolio, our wholesale bank has not experienced an impaired loan formation for two years. Given this run rate in impaired loan formations and our purchase of credit protection, at this point we are not anticipating any significant increases in PCLs in the wholesale bank in 2005. We do know, however, that PCLs will not remain at the current level forever.

On a total bank basis we have benefited from recoveries but this benefit was all via sectoral releases, except for a very small personal and commercial recovery. As you know, we did not characterize sectoral releases as underlying earnings. As I noted earlier, another benefit of the sharp improvement in credit is that it helped us reduce our non-core portfolio faster than we originally anticipated. While our risk is reduced, it also does mean that the non-core portfolio’s contribution to total bank earnings will be less next year.

All this being said, wholesale banking saw a profit of $600 million and a return of 25% this year – a great performance but one that will be difficult to duplicate again next year and is not the right base to use for projections. As I’ve said before, the success of the wholesale bank is measured on return on invested capital. This business is successfully operating within the risk parameters that are commensurate with the capital it has been allocated and is producing great economic profit – a tribute to the leadership team.

Going forward our focus remains on growing and deepening corporate client relationships and expanding our global capital markets product offerings. Our objective for this business is to deliver a 15-22% return on invested capital. As their strategies deliver increased volumes and the markets return to more normal levels, we would anticipate their level of capital to increase, providing more opportunity for net income growth.

Turning to the Banknorth acquisition our view of the acquisition remains the same:

à	it’s the right management team;

à	it’s the right company;

à	it’s in the right location; and

à	it’s the right structure.

We are still awaiting final clearance from the SEC and until we have that it is difficult to set a firm timetable. We are confident the transaction will go through. Bill Ryan and I have devoted a lot of time to discussing the transaction with our shareholders and, if you look at where the share price of Banknorth is today, it would appear that the market has made its decision regarding the transaction. We look forward to closing the transaction in February 2005.

Finally, I would like to take this opportunity to thank everyone in the organization for their contribution during the past year. We’ve made enormous strides and we are heading in the right direction. We couldn’t have come this far without the commitment and hard work of our employees. On behalf of the board and the management team, I would like to thank everyone for their hard work and tireless efforts. You’re all doing a terrific job.

Now, Dan will go over the details of the financial results.

Slide 3

Dan Marinangeli — TD Bank Financial Group — EVP & CFO

Slide 4

Looking at the overview of the fourth quarter results, we have reported earnings per share of 90 cents per share. That’s up from 73 cents same quarter last year or 23 percent. Earnings per share before the amortization of intangibles at $1.04 is up from 90 cents last year, or 16 percent. Each of the three reporting segments had good results this quarter, especially the personal and commercial bank — as Ed mentioned, $390 million, up 19 percent year-over-year. That’s a record quarter, and that’s eight quarters in a row with double-digit earnings growth.

Wealth management at $67 million was down 36 percent from last year, and down slightly from the $80 million reported in the third quarter. Wholesale banking was flat to last year and down slightly from the third quarter. I won’t go through the full-year results — Ed’s discussed those — except to say that after two years of sectoral accounting, the sectoral reserve has been totally reversed now and used up. We will no longer be accounting for the non-core credit losses in the sectoral reserves. Over the period of its life, the sectoral reserve was reversed about $655 million of the original $1.450 billion set up. Capital ratios again continued to strengthen — one at 12.6%, up from 10.5% last year; and the tangible common equity ratio at 9.0%, up more than 2 full percentage points from last year.

Slide 5

Looking at the earnings reconciliation for the quarter, we struggle with the concept of adjusting earnings for our analysts and investors. We have to decide or we try to decide which adjustments to make to our reported earnings that give you the best idea of underlying core operating earnings. We continue to believe that we should adjust for things such as the amortization of intangibles, sectoral reversals, and the impact of accounting guideline 13. And we did adjust, as well, for a large legal provision in the second quarter of this year relating to a variety of items. In the past, we have adjusted for other items. We have adjusted for items which were large or unusual. I think this quarter, we feel there are two items that we’re not listing here, we are disclosing, relating today to, again, a contingent legal provision in the amount of $54 million pretax, $38 million after tax or 6 cents per share, and NII on tax refunds, which is becoming quite an ongoing item for us. That was $18 million after tax and 3 cents per share. We are not suggesting that you make those adjustments here on this page. If you make the adjustments that we have on this page, which relate to those items that we talked about, you would get 91 cents per share. That is versus 71 cents on a comparable basis same quarter last year, which would be up 28 percent. Those special items that we’re listing here, the sectoral release and the impact of accounting guideline 13, are both recorded in the corporate part of the bank’s results.

Slide 6

If you take that concept of earnings adjustment to the full year, same basis — that is, you exclude the sectoral reversals, general reserve releases, AcG-13 and the large legal provision taken in the second quarter and the larger write-offs to goodwill and other joint ventures in 2003, you get, I think, a reasonable view of what the underlying earnings would be. In this case, our earnings per share are up 26 percent, net income to common up 27 percent, revenue up 8 percent, expenses up 3 percent. So this would be, I think, a good representation of what the underlying core operating earnings, 2004 versus 2003, would look like. But again, our objective here is to give you the data. You can decide which items to adjust for, if any, and make your conclusions based on the disclosures that we make.

Slide 7

So then moving onto the personal and commercial bank – it was again a very good quarter.

Slide 8

Total revenue was up 8.3 percent year-over-year. This would have been about 5 percent, if you exclude the impact of the two purchased businesses of Liberty Insurance and the Laurentian Bank branches. This is the best growth in revenue since the fourth quarter of ‘01, so we’re seeing an acceleration of revenue in this business. Part of the reason is that, for the first time in about two years, we have actually seen a slight increase in the margins related to our retail banking book, up 2 basis points, 3.03 percent to 3.05 percent. The reasons relate to the rates going up, short-term rates increasing, a slight lessening of the competition and other mix items, as well as an operating improvement relating to the breakage costs on mortgage refinancings that had a very small impact on margins. We believe that the margins should be fairly stable from this point on, for a while. We think we may have bottomed out in total margin decline. We’ll have to wait and see.

Total revenue on a year-over-year basis for the full year – ‘04 versus ‘03, up 6 percent, excluding the purchased businesses, up 4 percent. There was one item, a slightly unusual item in the revenue this quarter. We had a catch-up for Visa travel points; it was a catch-up booking this quarter that totaled $21 million, and that was an offset to total revenue and an offset to the line in the other income schedule called card services.

Slide 9

Looking at the breakdown of the actual margin itself, again, up 2 basis points, up on the deposit side and down very slightly on the loan side. Again, for the full year, margins this year were 3.07 percent versus 3.28 percent last year, a decline of 21 basis points, following a decline in 2003 of 14 basis points. So it would be quite good for the prospects of future revenue growth if the margins in the retail bank were indeed to have bottomed out.

Slide 10

Provision for credit losses, quite stable to the last quarter, down slightly. You see the vast majority of the credit losses this quarter represent personal credit losses. This is likely the low point of a cycle, credit cycle. We are not suggesting that these very low PCL numbers would continue forever — $373 million for the year, down from $460 million last year. It would be, I think, somewhat unusual if that $373 million were to continue indefinitely. We did see personal delinquencies continue to decline, and decline about a third over this year period.

Slide 11

Expenses and the efficiency ratio — we did experience a slight fourth quarter expense spike this year. It relates to a number of items — severance, higher expenses in Meloche Monnex. We invested more in our ABM network this quarter, about $17 million compared to last year, and a slightly higher incentive comp number. Those four items together represent about $45 million of higher expenses versus last year, so actually more than explained the increase last quarter. And those items would explain the full amount.

Looking at total expenses, they’re up 8.1 percent from the same quarter last year. If you exclude the purchased businesses, that’s 4.1 percent. And on a total basis year-over-year, expenses are up 5 percent to $3.65 billion.

Slide 12

And finally, these items result in a net income number of $390 million, up 19 percent. The return on invested capital at 21.1 percent is the highest ever we have achieved in the P&C bank, and if you look at net income year-over-year, for the full year, up 16 percent to $1.487 billion, and economic profit up 27 percent to $810 million from $639 million.

Slide 13

Looking at some of our market share data, first looking at personal loans, both real estate secured and other, we continue to see a reduction in total market share for these loans. Total share is down 46 basis points year-over-year, if you exclude the impact of the Laurentian Bank branches. Most of this is caused by the unsecured lending market share. We have talked about our unsecured lending business and how it has lost market share over time and our goal to regain market share.

The good news story here is that real estate secured lending is up 10.3 percent year-over-year, and does display a very strong revenue growth within that business line, despite the obvious slight loss of market share.

Slide 14

Moving onto personal deposits, you can see that total volumes of core deposits at this point in time is up 9.9 percent, almost 10 percent year-over-year. That is excluding the impact of Laurentian Bank, which did not have much of an impact. Core deposit market share is a little misleading here. It’s down 57 basis points, excluding the impact of Laurentian, but about one-third of that relates to a rundown of TD Waterhouse Canadian dollar deposits, so really only about two-thirds of that market share decline relates to the retail bank in Canada.

On the term front, although there has not been much in the way of volume growth over the year, we are flat on market share, just down slightly, in fact — 3 basis points year-over-year.

Slide 15

On the business side, we are seeing very good growth still in business deposits, up 10.6 percent year-over-year. But the small-business loan market share has dropped by 35 basis points year-over-year. On the business — total volume on business loans and BAs, not much growth there at all, continuing down year-over-year. On a quarter-over-quarter basis, though, it has been stable. That is the second quarter in a row where commercial and small-business loans have been stable. The commercial loan market share has declined by 18 basis points year-over-year.

Slide 16

So, moving on to our wealth business.

Slide 17

You can see a trend here in total revenues, which really reflects the success of TD Waterhouse, in terms of trades per day. The trades per day in TD Waterhouse declined again this quarter, about 5 percent from last quarter. Commissions are offset, though, by an increase in NII. We have been quite successful at increasing the actual margins that we receive on deposits and margin loans within TD Waterhouse, so there has been an offset to the decline in trades per day. There is also a fairly significant foreign exchange impact in these figures, as well, which has tended to exacerbate the decline of revenue in the TD Waterhouse business based in New York.

Expenses also look high this quarter, at $502 million. You can see that that really is not down from the last quarter, same number as last quarter, although revenues were down about 3 percent. We have been investing in the infrastructure and systems in Canada, in particular. We have a systems build, higher planning in IA payouts and hires, higher severance in Canada and a rebranding exercise that continues in Canada.

Total revenue for the year is $2.606 billion; that is up 13 percent. So I think sometimes we lose sight of the full-year impact here. This has been a very good year for top line in the wealth businesses at 13 percent, and expenses have grown by 6 percent over this period, as well, so displaying quite positive operating leverage over the full-year period.

Slide 18

Looking at the net income numbers $67 million this year, $40 million of which is represented by TD Waterhouse. Again, the figures are down from both last quarter and last year. Over the year versus the fourth quarter last year, TD Waterhouse trades are down a full 25 percent. The rest of wealth is more or less flat, in terms of revenue. So it’s $40 million for TD Waterhouse and $27 million for the rest of wealth.

Net income for the year, up 45 percent, as Ed mentioned, to $368 million, a very satisfactory result, given the environment. And we reported a positive economic profit for the first time, I think, since we have been reporting the economic profit figures. So again, a great result.

Slide 19

The operating statistics for TD Waterhouse are as follows. As I mentioned before, we have dropped trades, or trades per day have declined by 5 percent to 83,000 trades per day. That’s down 25 percent from the 111,000 trades per day reported last year, same quarter. Margin loans up from last year, but down slightly from last quarter. Marketing expense same as last year, down from last quarter. The operating margin is, again, not very strong this quarter, reflecting the lower top line numbers. Customer assets are fairly stable from last quarter, and up slightly from last year.

Slide 20

Very good story in our mutual fund market share results. Our total share year-over-year is up 10 basis points, but our long-term share is up a very substantial 47 basis points on a year-over-year basis. As Ed mentioned, for two years in a row, we have been the second-largest or second-highest net sales of long-term funds in the industry, and our volume growth Q4 over Q4 of last year is almost 12 percent. So this has resulted in very strong earnings in the retail mutual fund business, reflected in the rest of wealth management businesses that we talked about on the previous page.

Slide 21

Moving onto wholesale.

Slide 22

In wholesale we had a declining revenue trend continue this quarter. It has been a tough quarter for trading businesses. We have been able to offset that reduction in top line through the reduction of expenses. Expenses are down mostly through lower incentive compensation expenses, as you would expect, and lower severances from the previous year. On a year-over-year basis, though, the results in the wholesale bank are quite strong — our revenue up 8 percent to $2.215 billion and expenses only up 1 percent to $1.289 billion. It’s been a very good year. This quarter, though, we had very weak trading-related income. It is related mostly to fixed income underwriting and the institutional equities business, although most of our trading-related businesses did not have a strong quarter.

Slide 23

The core lending portfolio — we changed the disclosure somewhat here. We have now given you the total exposure, total net exposure. That is the drawn, the undrawn, including LCs and LGs. You can see that the rundown in the portfolio continues, total exposure at $20.9 billion. Part of that relates to foreign exchange, obviously. US dollar loans are going to be less in Canadian dollars than they were in previous periods. But there has been a general lack of demand for corporate lending in Canada, where most of our business is. The quality of the portfolio remains exceptionally high. As Ed said, no impaired loans for two full years. The credit loss number that we disclosed in this segment relates to credit protection, and it is running at the $12 million per quarter, a level that we saw last quarter, as well. The credit protection has gone down slightly to $4.4 billion against this portfolio, but that represents almost entirely the stronger Canadian dollar versus the US.

Slide 24

Finally, then, looking at the net income and return on invested capital for the wholesale bank, 20.9 percent ROIC. That is a good return, but down from very strong returns earlier in the year. And net income at $126 million, although the same as last year, unfortunately is a continuing trend from an exceptionally strong first half of the year. But net income for the full year at $607 million up 11 percent from the $549 million last year, and economic profit of $278 million up a large 70 percent from last year. So again, very good, very satisfactory, total year results.

Slide 25

Looking at some risk metrics, the first one, value at risk — you can see that the usage of our VaR continues to decline now. It is declining for two reasons. One is that we have actually taken less risk in the wholesale bank, but the other reason is that we have had very benign markets; they have been low-volatility markets. And that can change at any time. So if you happen to see VaR usage tick up in the future, it may likely be because of the change in the underlying volatility of the markets. But, again, it has declined over the period.

Slide 26

Looking at the distribution of daily capital markets related revenues for the fourth quarter, you can see that there were about three or four days where we had losses, and there were a few days where we had fairly significant gains. There were four days, in fact, where we had gains of over $10 million. I will caution on the use of this chart. It’s not really a very useful chart when you are looking at the VaR usage. There are a lot of things that go into these gains and losses, some of which do not relate to taking risks. For instance, we did have a large gain this quarter that related to a reorganization of one of our customers. It was a very good transaction for the bank, but it did not represent a risk position that the bank took. So, again, you can’t always get a very complete view of the kind of risks we’re taking by looking at this is histogram.

Slide 27

And, wrapping up the discussion by looking at the corporate segment — decomposition of the major items in our corporate business line.

Slide 28

As we said, the non-core lending portfolio had the large reversal of the sectoral reserves. That represented $101 million post tax, so the rest of the non-core portfolio made $23 million. We had the interest on income tax refund that we talked about, $18 million post tax.

We have an item here called other, and you might wonder why I’m putting other on here when it has a zero balance. That is a net of many items. It also includes the legal reserve that we mentioned earlier in the presentation of an after-tax amount of $38 million cost. We also have in this section earnings on excess capital. As the bank generates more capital, it does not need that capital in its business units, so it resides in corporate. It earns a return, and that return is recorded in that line. We also have fairly large unallocated tax benefits that reside at the corporate center and are not allocated to business units, and a number of other smaller items which all net out to zero.

Unallocated expenses at $9 million. And the impact of AcG-13 — which, again, I will remind you is the marked-to-market loss on the credit protection that we bought on the core portfolio — turned into $11 million post tax, $18 million pretax.

Slide 29

Non-core lending portfolio — this may be last time I show this slide — $1.2 billion. I think that is not material. $0.9 billion is non-investment grade; $0.3 billion is investment-grade. This is becoming less and less of an issue.

Slide 30

And the usage of actual specific loan losses during the period — you can see that we started off using very large amounts of the sectoral reserve on a quarterly basis. And over time, that amount dwindled, and in fact, for the last three quarters it has been a negative balance. And even the negative usage of the sectoral this quarter was very small. If we have reversals of specific loan loss provisions that came from the sectoral in previous periods, we will be very careful to disclose that to you, as it really represents a reversal of sectorals, recharacterized as specific loan losses. There is the long list of sectoral reversals, totaling just about half of the full sectorals that we set up in the third and fourth quarters of ‘02.

And that concludes the formal presentation. We would be happy to take questions at this point.

QUESTION AND ANSWER

  Ed Clark — TD Bank Financial Group — President & CEO

  We’ll start with the floor. Are there any questions from the people here? Ian, start off?

  Ian deVerteuil, BMO Nesbitt Burns

  The first question is for Andrea. We are sort of four to five months into you doing away with the EDLP on the five-year mortgages. Did that help at all in terms of spread? And did it have any impact on share? How do you think this is working, now that you have done away with it?

  Andrea Rosen — TD Canada Trust — President

  It had a slight impact on share — on margin, slight improvement in margin. No impact that we can discern on share. And I would say the biggest impact has probably been on mix, because our branches are now selling more variable-rate mortgages, compared to what they were before. And we think that is partly a function of the sort of corporate de-emphasis from the best-rate mortgage.

  Ed Clark — TD Bank Financial Group — President & CEO

  Michael?

Michael Goldberg, Desjardins Securities

  I have a question about dividend policy. If you could just refresh for us, in terms of payout objective and also, in light of the step down that your tangible common, as a percent of risk-weighted assets, is going to take post the Banknorth transaction, what impact that would have on dividend policy, as well.

  Ed Clark — TD Bank Financial Group — President & CEO

  Just to remind you, our dividend policy is to have our dividend payout ratio somewhere between 35 and 45 percent. What we have always said is that dividends should be driven by income rather than the amount of surplus capital. And so I think you can assume that, as our income grows, our dividends will grow in line with our income growth. And, while there will be a step down in the case of Banknorth, we are confident that the capital ratios that we will have at the end of the acquisition leave us in good shape. But if we need capital to do further acquisitions, we will raise it rather than squeeze dividends. Dividends will be driven by earnings.

Michael Goldberg, Desjardins Securities

  Can I just follow up on that? Because Dan did go through an exercise of adjusting earnings, so it becomes a little bit unclear, when you say that be dividend is based off of earnings, what earnings you are actually talking about.

  Ed Clark — TD Bank Financial Group — President & CEO

It’s a good point. Let me talk about the adjustments. As Dan said, this is an area that we struggled with, because it is hard to know what the right thing to do is. It’s clear to us that when you look at our results you do want to back out intangibles. And we promised the market that we would back out the sectorals. And in our case, the sectorals include all recoveries from impaired loans, whether the provision was originally set up by the sectoral or set up previously through PCLs. And, as we said, we believe that backing out the AcG-13 is correct, because we have acquired a set of credit protection, and we think that if the credit markets turn and go positive, or the credit spreads widen out, we are going to start getting gains in AcG-13, and we would say back those out, don’t put those in ongoing earnings.

So we think those things are pretty clear. We think the write-down of the goodwill was pretty clear, when we wrote down the goodwill. We think that the Enron provision was probably pretty clear. It has a nature of like setting up a sectoral.

I think our problem gets that when you get beyond that, and we have mentioned lots of items here, whether it’s the Visa travel points, whether it’s the ABM cost that we said to set up the outsourcing agreement that we took at the end of this quarter, the litigation numbers — I think our view is that it’s better left for the investment community to decide which of those items they want to take as recurring and which ones they want to take as nonrecurring. Dan mentioned the interest refunds that we get on our tax provision. We always call this the recurring/nonrecurring item, because it reflects the fact — it really reflects how we do our tax filing that we tend to have a — we set it up in a way that we know that we will get periodic interest on, because of the way we choose to file, which is very conservatively.

In terms of, then, the dividend policy, I think that’s where you get into judgment. And so, we are clearly running — when we set the dividend, we go to the Board and we say, what do we think are clearly sustainable earnings, and what are we comfortable increasing the dividend? Because, obviously, you wouldn’t want to increase the dividend and find you get significantly ahead of yourself in terms of the earnings potential. So it does give you an indication of what, obviously, is in our head as to what we see as the underlying momentum in our earnings. But it’s not a perfect mathematical formula that we are doing, it’s a judgment call.

Michael Goldberg, Desjardins Securities

  But just to keep it simple, should I be looking at the primary picture that you look at, as if I take the dividend in 2004 of $1.36, that number on the $3.75 adjusted that you show or on the $4.11, excluding amortization of the intangibles that is reported?

  Ed Clark — TD Bank Financial Group — President & CEO

  I’m not sure what the numbers look like. Today, we are running a 36 cent a quarter —

  Dan Marinangeli — TD Bank Financial Group — EVP & CFO

  I think the best way to look at it, Michael, is at the point of declaring the dividend. I think, to go back and look at what might be a restated earnings number and an historical dividend amount — I’m not sure how useful that would be. But if you look at our current earnings this quarter, in the range of $0.90 to $0.91, $0.92 — whatever you want to come up with. And we are paying a 36 cent dividend. So that sounds like about 40 percent, and right in the middle of the range. So I don’t think we’re doing anything that is surprising or unusual.

  Ed Clark — TD Bank Financial Group — President & CEO

  Jim?

Jim Bantis – CSFB

  Two questions. Very good year in 2004, operationally and financially. As we turn the page, looking at 2005, could you talk about your EPS growth objectives and your ROE targets, taking into consideration the Banknorth deal?

And then my second question, to Bob, would be, in the context of a first half/second half scenario, are you seeing the signs early on, with respect to perhaps volatility returning and pipelines improving for a better second half, in terms of ‘05 on the wholesale side?

  Ed Clark — TD Bank Financial Group — President & CEO

  As to your first question, I’ll take it literally, because I think — and we’re not trying to be difficult with you, but I think we are trying to get out of the earnings forecasting game. And the reason we want to get out of that game is that we are not convinced that we have any better knowledge than you have about some of the underlying drivers of our business. So if you take the wealth management area, clearly, the main driver will continue to be, for a while, what trades per day is. And you are as good at guessing that number in the next year as we are. What we try to do is provide you with a sense of what happens with — how driven we are by that number. Equally, in the case of Bob’s businesses, it is very much driven by what happens in capital market activity.

So I’ll take your question literally, that you’re sort of saying, well, what kind of target number, what we would like to see happen. And we would like to see — we’re going to put out our annual report, and when you see our annual report we are going to be saying for the bank overall, we would like to be in the 7 to 10 percent earnings per share growth number. We think that is a reasonable number to target as an institution, and we said for some time that for the TDCT, a kind of 10 percent growth number is the kind of number we’d like to see. I used to say we do that, as I said, over three years. Andrea and her team managed to do it in two years, but I would think 10 percent would still be the kind of target number that we would like to try to see in that business. And certainly, in the case of Bill’s business, we tend to look and say, what kind of asset growth number do we like to see? And we would like to see a 10 percent plus asset growth number because, in the long run, that is how you are building your franchise.

I think what we’re saying with respect to this quarter is that TDCT, I think, had a very good quarter. I think it was a quarter, which was a good quarter, despite the fact that we took a number of very high expenses this quarter that wouldn’t necessarily be recurring. I think I am clearly saying that in the wealth management the numbers belie what we think is the running rate, but we have got fundamentally a running rate that is better than the numbers. On the other hand, we’re saying that in the case of TD Securities, the opposite is the case — the number looks good but, if you look at the revenue number, which we think is a pure indication of how the business is running, it was not such a great quarter. And we are noting that we did get some income this year off the non-core bank and that that, by definition, is starting to go rapidly away. So those are the considerations that we would come to, in looking forward.

  Bob Dorrance — TD Securities — Chairman & CEO

  And the second part of the question, Jim — certainly, most secondary markets have improved in terms of volume traded, no matter what market we have been involved in. And the new issue business has picked up, as well; the pipelines have improved. It’s off of a very low base, with respect to where we got to in the month of October, which was, I think, very poor. But certainly, initial signs — and it’s very early in the year — is that things have picked up post the election in the States.

Jim Bantis – CSFB

  With respect to just a specific line item, the trading revenues dropping to about $200 million versus, even if you take about an eight-quarter average, roughly about $300 million. To what extent — obviously, August and September were weak periods in terms of volatility in volumes versus, as Dan had mentioned in several comments, in the context of pulling risk out of the wholesale bank. Has the volatility in the volumes come back? Should we get back to historical levels with respect to trading?

  Bob Dorrance — TD Securities — Chairman & CEO

  Let me see if I can take me — we are not getting into the forecasting business. No, we haven’t taken risks.

  Ed Clark — TD Bank Financial Group — President & CEO

  But you are in that business.

  Bob Dorrance — TD Securities — Chairman & CEO

  We are. I think, if we had similar markets, if those markets existed two quarters from now that existed two quarters previously, I think we would have the same level of capital and risk in the game. So, if we play it right, we would make the same level of income. There is one business that we don’t have, which is captured in the equity-related trading, and that is the convertible arbitrage business that used to reside in TD Securities, and then went off and became a hedge fund. So that, you can see in that line, started to wind down in the first half of the year.

We are rebuilding some part of that business, but we’re not expecting to replicate that business. On the other hand, we’re investing in new businesses, and we are hopeful to find areas to grow the trading-related line overall.

  Ed Clark — TD Bank Financial Group — President & CEO

  Quentin?

Quentin Broad – CIBC World Markets – Analyst

  Just in terms of the corporate segment, which you have said is winding down — but in terms of understanding, Dan, your comment that the excess capital goes in there, so you have gone earnings coming off of that — which, I guess, is the offset amongst a number of items to the $38 million litigation reserve. So, if we were to back that out, your income tax refund is recurring / nonrecurring. So is there any number — because that won’t purely go away to zero, if we believe that excess capital will stay there, although does that all get sucked away with Banknorth?

  Dan Marinangeli — TD Bank Financial Group — EVP & CFO

  It gets used at that point.

Quentin Broad – CIBC World Markets – Analyst

  So, once that happens, then this will become a net zero?

  Dan Marinangeli — TD Bank Financial Group — EVP & CFO

  Well, the earnings on excess capital will get quite close to zero.

Quentin Broad – CIBC World Markets – Analyst

  And then, secondly, just in terms of the wealth side, obviously the first half of the year was very good; the back half has been under stress. You think, Ed, you’ve got some better than presented upside. So if we can understand where, particularly Bill, you’re going to focus, given there are some things that you just can’t deliver on, according to Ed, which is you can’t encourage the trades per day up. So what other things are you going to do to make the business work better if that doesn’t specifically happen, or trades per day move up but not aggressively?

  Bill Hatanaka — TD Bank Financial Group — EVP of Wealth Management

  We’re very confident that our mutual fund business, after a year or two of fine-tuning, is ready to become a significant profit contributor to the bottom line in wealth management. We also think that the build-out of the infrastructure that will allow us to continue to move forward on the advice-based businesses is right on time. So we believe that, on a staged basis, that various advice-based businesses that we run within wealth management will increasingly become either profitable or more profitable, and we are right on time.

Quentin Broad – CIBC World Markets – Analyst

  And what specifically — when you say build-out, is this numbers of IAs? What are you talking about when you say build-out?

  Bill Hatanaka — TD Bank Financial Group — EVP of Wealth Management

  When we talk about the infrastructure, it’s the product, service and solution continuum. It’s the technology infrastructure around advisor workstations. It’s the training in practice management. It’s the premises. It’s kind of the overall infrastructure that you need to basically conduct a consultative practice.

Quentin Broad – CIBC World Markets – Analyst

  So that means those costs — I’m trying to understand what — is this revenue driven, or that will be a cease — you just stop spending and allow revenues to start dropping?

  Bill Hatanaka — TD Bank Financial Group — EVP of Wealth Management

  I believe that the revenue side of the business will continue to move forward, as our client-facing advisors continue to increase on a very straightforward basis, and our expenses have basically — are including a significant ramping-up of the overall IT infrastructure spend, rebranding initiative and some variable compensation from the higher revenue, as well.

  Ed Clark — TD Bank Financial Group — President & CEO

  Andre-Philippe?

Andre-Philippe Hardy – Merrill Lynch – Analyst

  Dan, the tax rate was quite low in the quarter. Can you talk about why, and what to expect going forward, please?

Dan Marinangeli — TD Bank Financial Group — EVP & CFO

Sure. The fourth quarter tends to be — in the past has been a low tax quarter. There is a component at times of trueing up or catching up and squaring the tax expense. There was some of that this quarter. But having said that, I think generally, you should look at the average tax rate for the year as the run rate for the year. So we were below the run rate this quarter. I think, if you were to go to 23 or 24 — whatever the average was for the year — percent, then that would be a better expectation for next year.

  Ed Clark — TD Bank Financial Group — President & CEO

  Michael?

Michael Goldberg, Desjardins Securities

  I still have a few questions. First of all, what is the latest litigation provision all about?

  Ed Clark — TD Bank Financial Group — President & CEO

  It’s really a hodgepodge of different things. I think it would reflect that — I think, if you talk to everybody in the financial services business, that when we look across all our businesses, so it’s not just one business, we find that there is more activism on this front, and the kind of settlements that you’re coming to are higher than what historically would have been the case, or you’re settling in cases where you might not have settled because it’s just not worth the hassle of going through and defending yourself. And so, again, as part of trueing up at the end of the year, we went across the board and said, look, this is clearly a more difficult atmosphere to be operating in; we had better make sure that we have got adequate reserves. So there isn’t a single item; there is a series of items in different businesses.

Michael Goldberg, Desjardins Securities

  And secondly, can you tell me what you’re seeing for business loan growth in Canada and the United States, both in terms of volume and pricing?

  Ed Clark — TD Bank Financial Group — President & CEO

  Bob or Bharat, do you want to talk a bit about that?

  Bob Dorrance — TD Securities — Chairman & CEO

  Loan growth has changed in nature, and so loan activity, especially in the States, has been very active, except what you’re seeing is that the institutional market is capturing quite a bit of the market share. So it’s not staying on bank books. So, when we see our core loan portfolio runoff, we’ve had a reasonably active year originating loans in our New York office. But they’ve tended to be term loan B’s, and we’ve placed them with the institutional marketplace. Our holds are dramatically lower.

In Canada, the loan demand has been more sporadic, and has been M&A-related. So, as you see M&A activity pick up, you’re seeing a pickup in the demand for loans. I would say that — and Bharat might want to comment on rate and structure, but as a general comment, I think there has been — rates have — margins have been coming down, especially in the US. Margins are better on M&A-associated lending than on just traditional lending. And structure is also becoming more of issue, in terms of standards are loosening in the States.

  Bharat Masrani — TD Bank Financial Group — EVP of Risk Management

  You covered it all, Bob, I think.

Michael Goldberg, Desjardins Securities

  And I have one other question. In the slide that Dan presented on net interest margin, I am just wondering, in a high-rate environment, what do you figure the margin on money in would be?

  Dan Marinangeli — TD Bank Financial Group — EVP & CFO

  In a higher rate environment?

Michael Goldberg, Desjardins Securities

  Yes. In other words, where on regular deposits you pay nothing, and you earn very low margin on those deposits, also.

  Ed Clark — TD Bank Financial Group — President & CEO

  We could take that question under advisement, because I am not sure that we have actually — maybe Andrea —

  Andrea Rosen — TD Canada Trust — President

  Well, I think the trend line — did we do a trend line for money in on the slide?

  Dan Marinangeli — TD Bank Financial Group — EVP & CFO

  We did, but I think Mike is asking about money —

  Ed Clark — TD Bank Financial Group — President & CEO

  Going forward.

  Dan Marinangeli — TD Bank Financial Group — EVP & CFO

  Pardon me — money in or money out?

  Andrea Rosen — TD Canada Trust — President

  Money in.

  Dan Marinangeli — TD Bank Financial Group — EVP & CFO

  Money in?

  Ed Clark — TD Bank Financial Group — President & CEO

  Oh, money in?

  Dan Marinangeli — TD Bank Financial Group — EVP & CFO

  I thought you said money out.

  Ed Clark — TD Bank Financial Group — President & CEO

  I thought you said money out, too, so that’s why I was struggling with —

  Andrea Rosen — TD Canada Trust — President

  We would have to go back to historic levels. That’s really what you’re asking, what were money-in margins, when rates were higher than they were today?

Michael Goldberg, Desjardins Securities

  Yes.

  Andrea Rosen — TD Canada Trust — President

  That is as good an indicator as anything else we could predict — we could turn to. But the answer is higher. And we have consistently said interest rate increases, on balance, helps our business. But it takes some time for that to flow through because of our hedging profile. Tractor rates still are running off at higher rates than the new rate of the tractors going back on. So that is higher, but not all at once.

  Ed Clark — TD Bank Financial Group — President & CEO

  And I think the other factor that we don’t know is what the competition will do. How much will they give these higher margins back to the consumer? And so, I think that has been quite an interesting event to watch over the last few months, to see how people are — where are they repositioning themselves?

Maybe we could go to the phones. Are there questions on the phones?

Operator

  Jamie Keating, RBC Capital Markets.

  Jamie Keating — RBC Capital Markets

  I can address this question to Andrea. I am curious about the P&C insurance contribution, if you might help us just understand how helpful that has been overall in ‘04 versus 2003, and perhaps also elaborate on what you’re hoping to see from some of these other businesses that you’re planning on performing better in — for example, I guess, small-business and so on?

  Andrea Rosen — TD Canada Trust — President

  Well, the answer is the insurance businesses have been very helpful in driving our growth in ‘04 versus ‘03. You see in the supplemental information the amount of revenues, the incremental revenue that has come from insurance, and that is largely Meloche.

But you are asking a broader question about the whole super growth category, and I guess what I would say is, it is Meloche Monnex now, but Meloche Monnex won’t continue to grow at this rate indefinitely. We still anticipate good growth next year, just not at this rate. And the reality is you don’t want all pistons to be running at the same time, at the same pace. So I would say next on deck is probably small-business and creditor insurance. There have been some launch of new creditor insurance products that will start to drop to the bottom line next year and the year after, and small-business in particular, I think, is poised to show very good growth next year, for a whole variety of reasons. And I think, following that, following up the rear will be good growth in our commercial banking numbers. And that’s a longer sales cycle, as all of you know, the wholesale business. But there are a lot of things in place to drive that, a lot of relationship-building activities that are going on right now, and have over the past year. So I would say that a sort of the lineup. Ed, do you want to —?

  Ed Clark — TD Bank Financial Group — President & CEO

  No. I think that’s great.

  Jamie Keating — RBC Capital Markets

  That is helpful. Could I also just ask Dan, while I have got you, just an update on the VIE and how we’re doing there?

  Dan Marinangeli — TD Bank Financial Group — EVP & CFO

  We were very active in the last quarter, Jamie, at restructuring the bank’s VIEs. We were able to restructure virtually all of them, save one or two small ones. So we anticipate that assets going on the balance sheet of the bank next quarter will be in the range of around extra $600 million, so not a material amount.

  Jamie Keating — RBC Capital Markets

  Excellent. So we should adjust that. Okay, that’s great. So you’re not taking advantage of any of this leniency at the regulator?

  Dan Marinangeli — TD Bank Financial Group — EVP & CFO

  Don’t need to.

Operator

  Shannon Cowherd, Smith Barney.

  Shannon Cowherd — Smith Barney

  I am just following up on the question Jim asked earlier. You said you were hoping for, overall, 7 to 10 percent EPS growth. Off what base? Is that the $3.75 base? And did you provide any targets for ROE and Tier I capital?

  Ed Clark — TD Bank Financial Group — President & CEO

  Well, I guess it’s the same answer I gave to Michael. I think it depends on — I am not sure that year-over-year it is going to matter much, depending on whatever adjustments you want to make. But if you take the 91 cent number that we have been using, then I think we’re saying 7 to 10 percent off that 91 cent number would be a good basis of what we would like to be able to do. I didn’t say we will be able to do it. I said what we would like to be able to do.

In terms of ROE targets, we don’t tend to, to be honest with you, to look very much at the ROE number, because that, with all due respect, is in accounting number. And if you are amortizing your intangibles, you can improve that number just every year, as you amortize away your base. So we tend to drive the whole bank on ROIC, which adds back in all the goodwill that we spent, and we try to earn economic profits in each of our business segments. So I know we are a little out of step with everyone else, but we think that that is the correct way to look at your businesses.

  Shannon Cowherd — Smith Barney

  And then Tier I? No?

  Dan Marinangeli — TD Bank Financial Group — EVP & CFO

  The Tier I goal — most of the other banks have a goal that is quite under where they currently are. What we try to do, really, is focus our capital based on the tangible common equity ratio, and something in the range, in the high 5 percent range or 6 percent range, perhaps, would be viewed as a good minimum level of capital. But we don’t have a target, per se, in terms of capital ratio. I am not sure what use that target would serve.

  Shannon Cowherd — Smith Barney

  And then, one last question. On your consolidated statement of income there is a line item, other. It’s jumped majorly from ‘03 to ‘04; it’s like $1.2 billion right now. Can you just kind of shed some color on what is in that number?

  Dan Marinangeli — TD Bank Financial Group — EVP & CFO

  I think I got the question right. I think you are looking at page three in the supplemental, other/other, line 21?

  Shannon Cowherd — Smith Barney

  I don’t know if it’s in the supp pack. I’m actually just looking in the press release.

  Dan Marinangeli — TD Bank Financial Group — EVP & CFO

  I think that is what you are looking at. There are a number of items that go into that line. For instance, in 2004, the accounting guideline 13 losses go into that line. So that was over the last four quarters. I don’t have the exact amount, but I’m guessing it’s in the range of $50 to $60 million pretax.

Also, I mentioned that we took a special reserve this quarter relating to the Visa travel points. And I mentioned that it tended to reduce the card services revenue on line 14 of that page. I said that the amount that we took this quarter was $21 million. All of that, of course, is absolutely correct. But we did have, as well, on top of that, a reclassification this quarter which took $13 million out of other/other and reclassified it into line 14, which was previous small catch-ups in the Visa travel accrual.

So, having said all of that, the amounts in other/other really do jump around over time. They often result from special or unusual items, so I think short of taking an analysis of all those special items over a large number of quarters, I would say that there is nothing significant or systematic in those numbers, other than the accounting guideline 13, which is a new expense or a new contra or loss to revenue that was booked this year.

  Ed Clark — TD Bank Financial Group — President & CEO

  Other questions on the phone?

Operator

  Sumit Sujal , CSFB.

  Sumit Sujal — CSFB

  On Banknorth, there was a quote from the AIC today that you might be holding your capital in anticipation of taking your stake up to two-thirds. Is this under consideration?

  Ed Clark — TD Bank Financial Group — President & CEO

  No, I don’t think we have ever said that we’re holding capital back. I think we have been quite clear on what we thought the net tangible common ratio would be at the close of the deal. And what we have also said is that, when we get there, what our capital strategy with respect to Banknorth will be will reflect whether or not we anticipate doing further acquisitions, or the timeframe in which we anticipate doing further acquisitions. If that timeframe looks like it’s going to be a long time, then obviously we will then look at whether or not we would buy Banknorth shares and exercise our rights. If it turned out that we thought there was going to be an acquisition pending fairly soon, then we might well choose to use the capital to help fund that acquisition. So we will decide when we get there which strategy we follow.

  Sumit Sujal — CSFB

  As of now, raising your stake in Banknorth to two-thirds is not under consideration? Am I right?

  Ed Clark — TD Bank Financial Group — President & CEO

It is neither not under consideration nor under consideration. We will get the deal closed. And as I say, at the time we get the deal closed, then we will look and we have two options — one is to use our capital to make acquisitions or, two, to use our capital to raise our ownership position in Banknorth. And we will decide that when we get there and what the circumstances are.

Operator

  Steve Cawley, TD Newcrest.

  Steve Cawley — TD Newcrest

  Andrea, I’ve got a question for you. We have got a large P&C player who is coming public shortly. And it seems as if the intent is to raise capital in order to assist in consolidating the industry. Would Meloche Monnex benefit at all, and how would they benefit from an acquisition, and what kind of acquisition would that be?

  Ed Clark — TD Bank Financial Group — President & CEO

  The question is, would Meloche Monnex benefit from an acquisition? I guess the simple answer is Meloche Monnex has benefited from several acquisitions. We did the Canada Life Assurance; we have just done the Liberty Mutual. So, if we can find acquisitions that create shareholder value and are consistent with our business model — you have to understand that Meloche has an organic business model that is superior, and so it constantly takes market share in this market, and slow growth markets and fast growth markets. And so it probably needs to make acquisitions less, but if it can make acquisitions that reinforce that business model and earn good money for the shareholders, then we would obviously pursue them.

  Steve Cawley — TD Newcrest

  Can you give us a sense of what the ROIC of that business is?

  Ed Clark — TD Bank Financial Group — President & CEO

  Meloche Monnex would tend to operate around the 18 to 20 percent rate of return.

  Steve Cawley — TD Newcrest

  It’s time to take it public, I think, Ed.

The second question I’ve got is for Bob. Bob, a lot of the conference call yesterday was talked about the shape of the yield curve, and the negative impact that the flattening of the yield curve was having on the US operations of Bank of Montreal. Can you talk about the shape of the yield curve and its impact on the investment bank this quarter?

  Bob Dorrance — TD Securities — Chairman & CEO

  Yes. I think, to the extent that movement in the yield curve resulted in reduced activity in trading volumes, in anticipation of where rates might go or what might happen in the yield curve, we would have been more impacted just by the general activity level. I think it’s fair to say that the drop-off in the interest in credit-trading-related revenue in the quarter was a function of reduced activity in the fixed-income markets, and also the significant tightening in spreads that has occurred throughout the year. So we had a very tight level of credit spreads in the quarter, with not a lot of activity, not a lot of volatility. And it was not conducive to a trading quarter.

  Steve Cawley — TD Newcrest

  Maybe one last one. The $1.84, $1.85 — you said at the beginning of the call that 2005 looked like it was going to be equally benign, in terms of the credit environment. So does that mean — it means to me that the dollar isn’t really having a lot of impact on our core borrowing accounts. Is that true?

  Ed Clark — TD Bank Financial Group — President & CEO

  Maybe I’ll just clarify. I think our comments about credit were with respect to the wholesale bank, where what we were saying was that recoveries have not been as much of a factor with us. And then, when you look at the quality of the portfolio, while we think eventually there has got to be some PCLs, we hardly see a dramatic shift in the number of PCLs in 2005.

I think we have a different view on the commercial side, where we have underscored – at almost every analyst meeting, I think I have been almost perfectly incorrect in timing the turnaround in commercial, because I keep promising it next quarter. So we have been surprised for two years here at how benign the environment is on the commercial side. I would say, when we look at our files, we can’t see real problems. But your gut would tell you that you can’t have this kind of run-up in the exchange rate without many of our clients feeling enormous business pressure. In general, they seemed to have positioned themselves well, in terms of their balance sheet. But I think you would have to assume that somewhere here, this will start to show up in losses.

Maybe we will go back to the floor. Quentin, did you —?

Quentin Broad – CIBC World Markets – Analyst

  On the insurance, Ed, just so I can make sure, the insurance revenue net of claims — is that both premiums earned as well as investment income, so everything that is insurance revenue, and then you just take out provisions for claims?

  Andrea Rosen — TD Canada Trust — President

  No.

Quentin Broad – CIBC World Markets – Analyst

  So what does that line represent?

  Dan Marinangeli — TD Bank Financial Group — EVP & CFO

  That is basically insurance premiums collected less claims paid.

Quentin Broad – CIBC World Markets – Analyst

  So where would we find the investment income —?

  Dan Marinangeli — TD Bank Financial Group — EVP & CFO

  NII.

  Andrea Rosen — TD Canada Trust — President

  NII.

Quentin Broad – CIBC World Markets – Analyst

  And no capital gains coming through out of that line?

  Dan Marinangeli — TD Bank Financial Group — EVP & CFO

  No.

  Ed Clark — TD Bank Financial Group — President & CEO

  Michael?

Michael Goldberg – Desjardins Securities

  It seems to me that there may be some parallels between Banknorth and the acquisition of Canada Trust. And what I am wondering is, and you probably don’t have the answer to this at your fingertips, but if you looked at personal and commercial before Canada Trust, what do you figure that the ROIC would have been? What was the immediate step-down after the acquisition of Canada Trust? And what do you expect that the step-down in ROIC will be in P&C after Banknorth?

  Dan Marinangeli — TD Bank Financial Group — EVP & CFO

  We have thought of that, Michael.

  Ed Clark — TD Bank Financial Group — President & CEO

  Surprise, surprise. Every once in a while, we have thought of something.

  Dan Marinangeli — TD Bank Financial Group — EVP & CFO

  Yes, we do think. Before we bought Canada Trust, the ROIC — and again, we didn’t call it ROIC — but a comparable ratio would have been very high in TD Bank, because we had not purchased much in the way of retail properties. It would have been in the 30 percent range. When we bought Canada Trust, you will recall that we paid about 20 times earnings, so that implies that you are putting, at the margin, ROIC on at about 5 percent, the inverse of the earnings multiple. So we took a bank that was about 60 percent of the combined — i.e., TD bank was about 60 percent of the combined entity at 30 percent, and we then added 40 percent of the combined entity at 5 percent. You can work out what it does, but it has one heck of an impact on ROIC. I remember Quentin asking early in the process, what is the return? I think you may have called it something else — what is the total return of TD Canada Trust? And I think, early on, it was around 16 percent. So I forget whether that was right at the purchase inception, Quentin, or whether it was a couple of quarters later. But it would be in that range. So it took the ROIC down by a very significant amount, because it was such a large proportion of the total business, once we bought Canada Trust, and we paid such a high multiple for the earnings.

Now, in the case of Banknorth, I think we have modeled what the impact on ROIC of the bank will be. We have not modeled what it would be on TD Canada Trust, because we are not going to combine it with TD Canada Trust. But it has a fairly significant impact on ROIC at the bank level, and I believe, from memory, it’s about 3 or 3.5 percent.

  Ed Clark — TD Bank Financial Group — President & CEO

  If there aren’t any other questions, I think we will call it a day. Thank you very much.